Mail Stop 3561

May 22, 2007

Ms. Stephanie K. Kushner
Chief Financial Officer
1415 West 22nd Street
Oak Brook, Illinois 60523

     Re: **Federal Signal Corporation**
               Form 10-K for the year ended December 31, 2006
               Filed February 22, 2007
               File No. 001-06003

Dear Ms. Kushner:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Results of Operations, Year Ended December 31, 2006 vs. December 31, 2005, page 14

1. We note your disclosures relating to your consolidated and segment results of operations. Please note that to the extent more than one factor is attributable to a change, you are required to quantify the amounts relating to each of the factors that are attributable to the change. Please revise your MD&A in future filings accordingly.

2. Please expand your discussion of operating expenses in future filings to quantify and discuss the significant cost components within this broad category, such as compensation, product development costs, marketing costs, and any other significant components that would enable readers to understand your business better. For example, you state that operating expenses increased in 2006 due to higher sales commissions and selling-related expenses, an increase in stock-based compensation expense of $3.7 million and Economic Value based incentive achievement of $2.1 million, but for the most part, you do not quantify each of these changes or provide the actual cost figures necessary to put these changes in proper context.

– Tool Operations, page 18

3. We note your disclosure that a business system conversion implementation error was identified in 2006 and resulted in approximately $1.5 million of incremental costs associated with lost productivity during the first half of 2006. Please tell us the nature of this business system conversion implementation error and tell us if the error affected any of the internal controls over financial reporting.

- Financial Condition, Liquidity and Capital Resources, page 19

4. Please revise future filings to disclose expected capital expenditures for 2007.

- Critical Accounting Policies and Estimates, page 22

5. In future filings, please consider including a discussion of your accounting for stock compensation and pensions as part of your disclosure of critical accounting policies. Your disclosure should address the following areas:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.
   Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Ms. Stephanie K. Kushner
Federal Signal Corporation
May 22, 2007
Page 3

Audited Financial Statements

Consolidated Statements of Operations, page 30

6. We note your presentation of "net sales" on the face of the statements of operations. Please explain to us, and disclose in the notes to the financial statements, the nature of the amounts recorded as a reduction of sales to arrive at the "net sales" amount. Also, please describe how the adjustments are calculated or determined and to the extent the amounts are material, please disclose the amounts of the revenue adjustments.

Notes to the Financial Statements

General

7. In future filings please disclose the ending accumulated balances for each item in accumulated other comprehensive income either (i) on the face of the balance sheet, (ii) in a statement of changes in equity, or (iii) in the notes to the financial statements. See paragraph 26 of SFAS No. 130.

8. We note from your disclosure in MD&A on page 15 that other expenses include your share of losses relating to the start-up of the joint venture in China. Please tell us, and revise your notes to the financial statements in future filings to discuss, the nature of this joint venture and how you account for your investment in the entity.

Note 1. Significant Accounting Policies

- General

9. We note from your disclosure on page 6 that you have international operations and during 2006, approximately 35% of your sales were to customers outside the United States. You also disclose on page 24 that you are subject to foreign currency exposures related to buying and selling in currencies other than the local currency in which you operate. In this regard, please revise your notes to the financial statements in future filings to include your accounting policy with respect to foreign currency gains and loss in accordance with SFAS No. 52. Also, please explain to us how your current presentation of foreign currency cash flows within your statements of cash flows complies with paragraph 25 of SFAS No. 95.

<u>– Changes in Presentation of Statements of Operation, page 33</u>

10. We note your disclosure that in 2006 you began classifying certain selling, general and administrative expenses in cost of sales. Please explain to us, and disclose in future filings, the nature of the amounts reclassified to cost of sales and why it was appropriate to make such changes in fiscal 2006 rather than in an earlier period.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief